SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)    Adjustment of awards granted under the Prudential Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(ii)   Adjustment of awards granted under the Annual Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,

The number of additional shares accumulated is based on the ten-day average of the Prudential plc share price from 20 September to 1 October 2021 and on the Jackson Financial Inc. share price that regular shareholders received if they used the Company share sale facility shortly after the demerger.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	37,017
		(ii)	Nil	6,089
d)	Aggregated information - Aggregated volume - Price	N/A 43,106 Nil
e)	Date of the transaction(s)	2021-10-13
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Adjustment of awards granted under the Prudential Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(ii)   Adjustment of awards granted under the Annual Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,

The number of additional shares accumulated is based on the ten-day average of the Prudential plc share price from 20 September to 1 October 2021 and on the Jackson Financial Inc. share price that regular shareholders received if they used the Company share sale facility shortly after the demerger.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	15,302
		(ii)	Nil	3,819
d)	Aggregated information - Aggregated volume - Price	N/A 19,121 Nil
e)	Date of the transactions	2021-10-13
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)    Adjustment of awards granted under the Prudential Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(ii)   Adjustment of awards granted under the Annual Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,

The number of additional shares accumulated is based on the ten-day average of the Prudential plc share price from 20 September to 1 October 2021 and on the Jackson Financial Inc. share price that regular shareholders received if they used the Company share sale facility shortly after the demerger.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	14,071
		(ii)	Nil	3,124
d)	Aggregated information - Aggregated volume - Price	N/A 17,195 Nil
e)	Date of the transaction(s)	2021-10-13
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)    Adjustment of awards granted under the Prudential Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(ii)   Adjustment of awards granted under the PCA Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(iii)  Adjustment of awards granted under the PCA Deferred Bonus Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(iv)  Adjustment of awards granted under the Annual Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,

The number of additional shares accumulated is based on the ten-day average of the Prudential plc share price from 20 September to 1 October 2021 and on the Jackson Financial Inc. share price that regular shareholders received if they used the Company share sale facility shortly after the demerger.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	5,260
		(ii)	Nil	968
		(iii)	Nil	2,011
		(iv)	Nil	519
d)	Aggregated information - Aggregated volume - Price	N/A 8,758 Nil
e)	Date of the transaction(s)	2021-10-13
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)    Adjustment of awards granted under the Prudential Long Term Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,
(ii)   Adjustment of awards granted under the Annual Incentive Plan with respect to the demerger of Jackson Financial Inc. on 13 September 2021,

The number of additional shares accumulated is based on the ten-day average of the Prudential plc share price from 20 September to 1 October 2021 and on the Jackson Financial Inc. share price that regular shareholders received if they used the Company share sale facility shortly after the demerger.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	22,030
		(ii)	Nil	5,557
d)	Aggregated information - Aggregated volume - Price	N/A 27,587 Nil
e)	Date of the transaction(s)	2021-10-13
f)	Place of the transaction(s)	London Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary